Compensation Committee
Linens 'n Things, Inc.
Deferred Compensation Plan of
Linens 'n Things, Inc.:



         We consent to incorporation by reference in the Registration Statements Numbers 333-71903, 333-55803, 333-26827, and 333-26819 on Form S-8 of
         our report dated May 25, 2000 relating to the statements of financial condition of the Deferred Compensation Plan of Linens 'n Things, Inc. as of December 31, 1999 and 1998 and the related statements of income and changes in plan equity, with fund information, for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 Annual Report of the Deferred Compensation Plan of Linens 'n Things, Inc. on Form 11-K.






KPMG LLP

New York, New York
June 28, 2000